UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 11-K
____________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 001-16707
______________________________________________________________________________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Financial Statements and Exhibits

(a)Financial Statements for the Year Ended December 31, 2025, and Independent Registered Public Accounting Firm's Report.

(b)The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)Exhibits
(1)Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

The Prudential Employee Savings Plan
Table of Contents
December 31, 2025 and 2024

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2025 and December 31, 2024
(Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025
(Modified Cash Basis)	4

Notes to Financial Statements	5

Supplemental Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	13

*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2025 and 2024, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2025, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

80 Pine Street
New York, NY 10005
T +1 212 709 4500
F +1 212 709 4680
mitchelltitus.com

Emphasis-of-Matter—Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Mitchell & Titus, LLP

New York, New York
June 18, 2026

The Prudential Employee Savings Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2025 and 2024

	2025	2024
Assets:
Investments at fair value (See Note 3)	$8,251,159,242	$7,537,476,969
Investments at contract value (See Note 4)	2,837,577,933	3,161,373,107
Total investments	11,088,737,175	10,698,850,076
Notes receivable from participants	25,254,130	31,661,402
Net assets available for benefits	$11,113,991,305	$10,730,511,478
The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year Ended December 31, 2025

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$1,063,846,124
Interest	116,356,317
Dividends	47,639,900
Total investment income	1,227,842,341

Interest income on notes receivable from participants	2,139,468

Contributions:
Employee	248,764,835
Employer	88,945,315
Rollover	55,294,134
Total contributions	393,004,284
Total additions	1,622,986,093

Deductions from net assets:
Benefits paid to participants	1,239,506,266
Total deductions	1,239,506,266
Net increase	383,479,827

Net assets available for benefits:
Beginning of year	10,730,511,478
End of year	$11,113,991,305

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.    Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents and Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. Each eligible employee may enroll in the Plan at any time, starting on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions
Employee contributions: Each year, participants may contribute from 1% to 50% of eligible earnings, as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax contributions), and/or traditional after-tax contributions. Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation, which is characterized as Roth 401(k) and invested in a designated qualified default investment alternative fund, until changed by the participant. Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service ("IRS") rules.

Rollover contributions: Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants may also elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Roth In-Plan Rollovers, totaling $7,036,973 in 2025, are included in "Rollover" and "Benefits paid to participants" in the Statement of Changes in Net Assets Available for Benefits.

Employer contributions: The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. In addition to matching contributions, the Company may, in its sole discretion, make discretionary contributions in a given plan year to eligible participants. Traditional after-tax and catch-up contributions are not matched.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s matching contributions, and (b) the net earnings of the Plan investment options elected by the participant. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Vesting
Participants are vested immediately in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in employer matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated, and participants will be 100% vested in the employer’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be totally disabled for purposes of the Plan if he or she is eligible for long-term disability benefits.

Notes Receivable from Participants
Participants may borrow from their Before-Tax Contribution Account and Before-Tax Rollover Account a minimum of $500 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan), 50% of their entire vested Plan account balance, or 100% of the value of the sum of the balance of the participant's Before-Tax Contribution Account and Before-Tax Rollover Account. The loans are secured by the balance in the participant's account.

The loan repayment period may range from one to five years and only one loan is permitted to be outstanding at any time. The loan interest rate, determined quarterly, is set at the prime rate, as defined in the Plan. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. Special grandfathering rules apply to outstanding loans held by former participants in the Assurance Savings Plan that were transferred to the Plan as part of the plan merger.

Payment of Benefits
When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $7,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions, or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $7,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can take in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contribution Account, After-Tax Rollover Account, Before-Tax Rollover Account, Roth 401(k) Rollover Account and Prior Company Matching Contributions Account. Participants who have attained age 59½ can also withdraw amounts from their Before-Tax Contribution Account, Roth 401(k) Account, and Roth In-Plan Contribution Account. Withdrawals are subject to a 10% Federal early distribution tax for participants less than 59½ years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions. Special rules apply to former Assurance Savings Plan participants.

Financial hardship withdrawals are available under the Plan. Participants may apply for a hardship withdrawal without first taking a loan from the Plan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Forfeitures
As of December 31, 2025 and 2024, forfeited non-vested amounts totaled $9,703,665 and $6,701,411, respectively. In accordance with IRS Regulations and the Plan document, these amounts will be used to restore non-vested amounts previously forfeited by rehired participants and to reduce future employer contributions; these amounts will also be used to pay permissible Plan expenses to the extent that the Company has not paid them. During the year ended December 31, 2025, the Company utilized $3,457,658 from forfeited non-vested accounts.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at their respective fair value or contract value, which is consistent with U.S. GAAP.

Use of Estimates
The preparation of financial statements in accordance with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value, see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest, dividend and other income are recorded when received. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.

Payment of Benefits
Benefits are recorded when paid.

Expenses
In general, the Company pays the expenses of maintaining the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

receivable from participants are charged directly to the participant's account. Investment related expenses are included in net appreciation of fair value of investments.

Recently Issued Accounting Pronouncements - Not Yet Adopted
Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASU") to the FASB Accounting Standards Codification ("ASC"). The Plan considers the applicability and impact of all ASU. All ASU were assessed and determined to be not applicable or not material to the Plan.

Subsequent Events
The Plan administrator has evaluated events subsequent to December 31, 2025, and through June 18, 2026, the date the financial statements were issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure other than the Plan spinoff described below.

On January 1, 2026, the account balances of 6,229 active and terminated vested Financial Professionals and Financial Professional Associates and their beneficiaries and alternate payees in the Plan on December 31, 2025, were spun off to create The Prudential Savings Plan for Advisors ("Advisors Savings Plan"). The total value of the account balances transferred from the Plan to the Advisors Savings Plan on January 1, 2026 was $744,433,196. In addition, $591,731 held in the Plan's unallocated forfeiture account was transferred to the Advisors Savings Plan. The spin-off transaction was executed in full compliance with all relevant legal requirements.

3.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Registered Investment Companies - are mutual funds registered with the Securities and Exchange Commission. The investments held by the Plan are deemed to be actively traded and the mutual funds are required to publish their daily net asset values ("NAV") and to transact at that price. The Plan values these investments at the closing price reported by the registered investment companies on the reporting date. Registered investment companies also include Prudential Financial, Inc. ("PFI") common stock which is valued at the closing price of shares on the New York Stock Exchange.

Separately Managed Accounts and Short Term - Investments in separately managed accounts are valued using NAV based on the underlying assets comprised of common stock and registered investment companies. The underlying investments in common stock are valued at the closing price reported on the active market on which the individual securities are traded. Investments in short-term investment funds, are valued using NAV based on the underlying assets in the fund. The NAV is provided by the trustee, transfer agent or other agent of the fund.

Insurance Company Separate Accounts, Common/Collective Trusts - The Plan values these investments at unit value, which is based on the aggregate fair value of the underlying assets (primarily equity securities and bonds) in relation to the total number of units outstanding. The unit value represents the price at which the participant-directed transactions are affected. Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair value of these investments.

As of December 31, 2025 and 2024, there were no unfunded commitments and the redemption frequency was daily on these investment options. The following summarizes the investor-level redemption restrictions for these investments:

Redemptions
Investment	Restrictions
Insurance company separate accounts	Under severe adverse economic conditions, delay up to 6 months. The real estate separate account may delay up to 12 months, if negative impact on other investor.

Common/collective trusts	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the fund.

For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2025 and 2024:

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Registered investment companies	$1,016,399,989	$—	$—	$1,016,399,989

Investments measured at NAV *
Separately managed accounts				1,643,301,356
Insurance company separate accounts				3,879,752,579
Common/collective trusts				1,711,705,318
Total investments, at fair value				$8,251,159,242

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$1,016,585,516	$—	$—	$1,016,585,516

Investments measured at NAV *
Separately managed accounts				1,552,479,257
Insurance company separate accounts				3,429,685,672
Common/collective trusts				1,538,726,524
Total investments, at fair value				$7,537,476,969

* The Plan excludes from the fair value hierarchy investments that are measured at NAV per share (or its equivalent) as a practical expedient to estimate fair value.

4.    Investment Contract with Insurance Company

The PESP Fixed Rate Fund is a traditional fully benefit-responsive guaranteed investment contract with the Company. The assets of the contract are maintained within the Company’s general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals. Under the terms of the contract, the Company is required to repay the principal along with a guaranteed crediting rate to the Plan. The crediting rate is based on a formula established by the contract, with a minimum rate of 3.50%. The crediting rate is reviewed on a quarterly basis for resetting. Effective December 27, 2024, the Company ceased accepting new contributions or transfers to the contract. Effective December 30, 2024, the assets of the contract were transferred to the PESP Principal Protection Fund. The assets of the contract will be liquidated in annual installments over four years, beginning in January 2025 and ending in January 2029. The liquidated assets will be allocated to a mix of stable value contracts and short-term fixed income investments.

The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by the Company, represents contributions made under the contract, plus credited earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.

5.    Related Party Transactions

The Company (or an affiliate) acts as the investment manager for a number of the investment options currently offered by the Plan. The Plan participants can also invest in shares of PFI, a parent of the Company. To the extent a party-in-interest is involved, the transactions in these investments qualify as exempt party-in-interest transactions under ERISA.

6.    Tax Status

The IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan administrator and the Company's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Prudential Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

8.    Reconciliation of Financial Statements to Form 5500

The following are reconciliations of net assets available for benefits and notes receivable from participants per the financial statements to Form 5500:

	December 31,
	2025	2024

Net assets available for benefits per the financial statements	$11,113,991,305	$10,730,511,478
Deemed distributions of notes receivable from participants	(170,459)	(1,204,885)
Net assets per Form 5500	$11,113,820,846	$10,729,306,593

Notes receivable from participants per the financial statements	$25,254,130	$31,661,402
Deemed distributions of notes receivable from participants	(170,459)	(1,204,885)
Participant loans per Form 5500	$25,083,671	$30,456,517

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500:

	For the Year Ended December 31, 2025
	Per Financial Statements	Adjustment for Deemed Distributions	Total Per Form 5500

Benefits paid to participants	$1,239,506,266	$(1,034,426)	$1,238,471,840

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Russell 3000 Index Fund F	Insurance Company Separate Account	**	$2,714,397,196
	BlackRock MSCI ACWI Ex-US Index Fund F	Insurance Company Separate Account	**	889,293,828
*	PGIM Retirement Real Estate Fund	Insurance Company Separate Account	**	276,061,555
		Sub-Total		3,879,752,579

	Blackrock SMCP (Russell 2000)	Common/Collective Trust	**	689,995,914
*	Prudential Core Conservative Bond Fund	Common/Collective Trust	**	423,383,012
	Wellington TR CO CIF II DIV INFLT	Common/Collective Trust	**	227,151,800
	Wellington TR CO CIF II INTNL OPPTS	Common/Collective Trust	**	205,566,940
*	Prudential High Yield CIT	Common/Collective Trust	**	165,607,652
		Sub-Total		1,711,705,318

	Vanguard Cash Rsrv Federal	Registered Investment Company	**	108,342,251
	Vanguard Short-Term Investment-Grade I	Registered Investment Company	**	98,465,841
*	PGIM Global Total Return	Registered Investment Company	**	65,798,929
	DFA Global Allocation 60/40 Port Instl	Registered Investment Company	**	42,156,682
		Sub-Total		314,763,703

*	PESP Principal Protection Fund	Stable Value Fund	**	2,837,577,933

*	Notes receivable from participants	Maturity through 2030 at 3.25% - 8.50%***	**	25,083,671

	Tencent Holdings Ltd	International Common Stock, shares: 78,350	**	6,012,857
	Ero Copper Corp	International Common Stock, shares: 155,768	**	4,406,740
		Sub-Total		10,419,597

	Sea Ltd	Common Stock - ADR, shares: 260,669	**	33,253,544
	Taiwan Semiconductor	Common Stock - ADR, shares: 51,400	**	15,619,946
	Tencent Holdings Ltd	Common Stock - ADR, shares: 126,338	**	9,671,174
	Argenx Se	Common Stock - ADR, shares: 6,260	**	5,264,347
		Sub-Total		63,809,011

*	Prudential Financial, Inc.	Common Stock, shares: 17,054,910	**	701,636,286
	Nvidia Corp	Common Stock, shares: 565,945	**	105,548,743
	Apple Inc	Common Stock, shares: 376,751	**	102,423,527
	Microsoft Corp	Common Stock, shares: 184,230	**	89,097,313
	Alphabet Inc	Common Stock, shares: 231,282	**	72,576,292
	Broadcom Inc	Common Stock, shares: 126,901	**	43,920,436
	Visa Inc	Common Stock, shares: 123,717	**	43,388,789
	Amazon.Com Inc	Common Stock, shares: 177,696	**	41,015,791
	T Mobile Us Inc	Common Stock, shares: 152,479	**	30,959,336
	JPMorgan Chase & Co	Common Stock, shares: 94,402	**	30,418,212
	Meta Platforms Inc	Common Stock, shares: 45,024	**	29,719,892
	Booking Holdings Inc	Common Stock, shares: 5,256	**	28,147,615
	MasterCard Inc	Common Stock, shares: 44,876	**	25,618,811
	Bank of America Corp	Common Stock, shares: 456,211	**	25,091,605
	Applovin Corp	Common Stock, shares: 34,994	**	23,579,657

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Home Depot Inc	Common Stock, shares: 62,543	**	21,521,046
	Marsh & Mclennan Companies Inc	Common Stock, shares: 108,592	**	20,145,988
	CME Group Inc	Common Stock, shares: 69,942	**	19,099,761
	Carvana Co	Common Stock, shares: 43,107	**	18,192,016
	Gilead Sciences Inc	Common Stock, shares: 140,997	**	17,305,972
	Thermo Fisher Scientific Inc	Common Stock, shares: 29,537	**	17,115,215
	Chipotle Mexican Grill Inc	Common Stock, shares: 444,434	**	16,444,058
	General Electric Co	Common Stock, shares: 52,677	**	16,226,096
	Danaher Corp	Common Stock, shares: 68,507	**	15,682,622
	Planet Fitness Inc Cl A	Common Stock, shares: 140,217	**	15,209,338
	Chubb Limited	Common Stock, shares: 46,896	**	14,637,180
	Palantir Technologies Inc	Common Stock, shares: 81,382	**	14,465,651
	KLA Tencor Corp	Common Stock, shares: 11,900	**	14,459,452
	Morgan Stanley	Common Stock, shares: 75,777	**	13,452,691
	Western Alliance Bancorp	Common Stock, shares: 159,642	**	13,421,103
	Marriott International Inc	Common Stock, shares: 43,164	**	13,391,199
	Abbvie Inc	Common Stock, shares: 58,543	**	13,376,490
	Citigroup Inc	Common Stock, shares: 113,044	**	13,191,104
	Idexx Labs Inc	Common Stock, shares: 17,480	**	11,825,744
	Eli Lilly & Co	Common Stock, shares: 10,400	**	11,176,672
	Evercore Partners Inc	Common Stock, shares: 32,340	**	11,003,685
	Deere & Co	Common Stock, shares: 23,129	**	10,768,169
	Repligen Corp	Common Stock, shares: 64,286	**	10,533,904
	McDonalds Corp	Common Stock, shares: 33,388	**	10,204,374
	Moodys Corp	Common Stock, shares: 18,697	**	9,551,362
	Intuitive Surgical Inc	Common Stock, shares: 16,769	**	9,497,291
	Interdigital Inc	Common Stock, shares: 29,189	**	9,293,194
	Cbre Group Inc	Common Stock, shares: 54,103	**	8,699,221
	Charles Schwab Corp	Common Stock, shares: 85,732	**	8,565,484
	Zscaler Inc	Common Stock, shares: 37,920	**	8,528,966
	Cencora Inc	Common Stock, shares: 25,137	**	8,490,022
	KKR & Co Inc	Common Stock, shares: 65,103	**	8,299,330
	Analog Devices Inc	Common Stock, shares: 30,590	**	8,296,008
	Teledyne Technologies Inc	Common Stock, shares: 15,836	**	8,087,920
	Cyberark Software Ltd/Israel	Common Stock, shares: 18,022	**	8,038,893
	Palo Alto Networks Inc	Common Stock, shares: 42,391	**	7,808,422
	Vertiv Holdings Co	Common Stock, shares: 47,398	**	7,678,950
	Southern Copper Corp	Common Stock, shares: 52,421	**	7,520,841
	Natera Inc	Common Stock, shares: 32,315	**	7,403,043
	Caterpillar Inc	Common Stock, shares: 12,660	**	7,252,534
	Cava Group Inc	Common Stock, shares: 120,657	**	7,081,359
	Nextera Energy Inc	Common Stock, shares: 86,800	**	6,968,304
	Ferrari NV	Common Stock, shares: 18,690	**	6,907,076
	Toll Brothers Inc	Common Stock, shares: 49,500	**	6,693,390
	Crown Castle Intl Corp	Common Stock, shares: 74,398	**	6,611,750
	Cigna Corp	Common Stock, shares: 23,892	**	6,575,795
	Bruker Corporation	Common Stock, shares: 139,103	**	6,553,142

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Uranium Energy Corp	Common Stock, shares: 548,047	**	6,401,189
	Pinterest Inc	Common Stock, shares: 239,776	**	6,207,801
	Floor & Decor Holdings Inc	Common Stock, shares: 97,800	**	5,955,042
	Rambus Inc	Common Stock, shares: 64,201	**	5,899,430
	Robinhood Markets Inc	Common Stock, shares: 51,600	**	5,835,960
	Doordash Inc	Common Stock, shares: 24,599	**	5,571,182
	Insmed Inc	Common Stock, shares: 29,982	**	5,218,067
	Upwork Inc	Common Stock, shares: 262,562	**	5,203,979
	Soleno Therapeutics Inc	Common Stock, shares: 110,103	**	5,097,769
	Lauder Estee Cos Inc	Common Stock, shares: 48,300	**	5,057,976
	Colgate Palmolive Co	Common Stock, shares: 62,155	**	4,911,488
	Fortinet Inc	Common Stock, shares: 60,711	**	4,821,061
	Semtech Corp	Common Stock, shares: 65,165	**	4,802,009
	Bridgebio Pharma Inc	Common Stock, shares: 51,426	**	3,933,575
	Axsome Therapeutics Inc	Common Stock, shares: 21,280	**	3,886,579
	Federal Signal Corp	Common Stock, shares: 34,133	**	3,706,502
	Axis Capital Holdings Ltd	Common Stock, shares: 32,520	**	3,482,567
	Stryker Corp	Common Stock, shares: 9,754	**	3,428,238
	Travere Therapeutics Inc	Common Stock, shares: 88,237	**	3,371,536
	American Water Works Co Inc	Common Stock, shares: 25,500	**	3,327,750
	Hilton Worldwide Hldgs Inc	Common Stock, shares: 11,563	**	3,321,472
	Construction Partners Inc	Common Stock, shares: 30,532	**	3,314,249
	Ligand Pharmaceuticals Inc	Common Stock, shares: 17,371	**	3,284,335
	Tesla Inc	Common Stock, shares: 7,174	**	3,226,291
	Old Natl Bancorp Ind	Common Stock, shares: 144,339	**	3,220,203
	Transunion	Common Stock, shares: 37,163	**	3,186,727
	Supernus Pharmaceuticals Inc	Common Stock, shares: 61,256	**	3,044,423
	Imax Corp	Common Stock, shares: 81,533	**	3,013,460
	Cryolife Inc	Common Stock, shares: 65,478	**	2,986,452
	Urban Outfitters Inc	Common Stock, shares: 39,217	**	2,951,471
	Associated Banc Corp	Common Stock, shares: 112,960	**	2,909,850
	Q2 Holdings Inc	Common Stock, shares: 37,889	**	2,734,070
	MYR Group Inc	Common Stock, shares: 12,469	**	2,724,477
	Kaiser Aluminum Corp	Common Stock, shares: 23,172	**	2,661,536
	Modine Manufacturing Co	Common Stock, shares: 19,932	**	2,661,121
	CNO Financial Group Inc	Common Stock, shares: 61,602	**	2,616,237
	Zurn Water Solutions Corp	Common Stock, shares: 56,002	**	2,603,533
	Essent Group Ltd	Common Stock, shares: 39,972	**	2,598,580
	Datadog Inc	Common Stock, shares: 19,033	**	2,588,298
	Credo Technology Group Holding	Common Stock, shares: 17,823	**	2,564,551
	Casella Waste Systems Inc	Common Stock, shares: 26,150	**	2,561,131
	Cushman & Wakefield Ltd	Common Stock, shares: 156,789	**	2,538,414
	Kymera Therapeutics Inc	Common Stock, shares: 32,374	**	2,519,021
	Esco Technologies Inc	Common Stock, shares: 12,864	**	2,513,497
	Silicon Laboratories Inc	Common Stock, shares: 18,914	**	2,472,060
	Kite Realty Group Trust	Common Stock, shares: 102,691	**	2,461,503
	Atricure Inc	Common Stock, shares: 61,923	**	2,449,674

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	Arcosa Inc	Common Stock, shares: 22,934	**	2,438,343
	Minerals Technologies Inc	Common Stock, shares: 39,843	**	2,428,431
	WSFS Financial Corp	Common Stock, shares: 43,767	**	2,417,689
	Transmedics Group Inc	Common Stock, shares: 19,711	**	2,397,843
	Merit Medical Systems Inc	Common Stock, shares: 27,037	**	2,383,041
	Independent Bank Corp	Common Stock, shares: 32,292	**	2,359,899
	Prestige Brands Holdings Inc	Common Stock, shares: 37,661	**	2,323,307
	Black Hills Corp	Common Stock, shares: 33,448	**	2,321,960
	Wesbanco Inc	Common Stock, shares: 69,498	**	2,310,114
	Renasant Corp	Common Stock, shares: 65,500	**	2,306,910
	Kadant Inc	Common Stock, shares: 8,047	**	2,293,556
	NMI Holdings Inc	Common Stock, shares: 53,970	**	2,201,436
	Southstate Bank Corp	Common Stock, shares: 22,750	**	2,141,003
	Glaukos Corp	Common Stock, shares: 18,371	**	2,074,270
	FTAI Aviation Ltd	Common Stock, shares: 10,530	**	2,072,831
	First Interstate Bancsys Mt	Common Stock, shares: 59,699	**	2,065,585
	Independence Realty Trust Inc	Common Stock, shares: 117,573	**	2,055,176
	Magnolia Oil & Gas Corp	Common Stock, shares: 92,429	**	2,023,271
	Amicus Therapeutics Inc	Common Stock, shares: 141,729	**	2,018,221
	Varonis Systems Inc	Common Stock, shares: 61,422	**	2,014,642
	Taylor Morrison Home Corp	Common Stock, shares: 34,159	**	2,010,940
	Northwestern Corp	Common Stock, shares: 30,681	**	1,980,152
	Selective Insurance Group Inc	Common Stock, shares: 23,523	**	1,968,169
	EXLService Holdings Inc	Common Stock, shares: 45,584	**	1,934,585
	Life Time Group Holdings Inc	Common Stock, shares: 71,812	**	1,908,763
	First Financial Bancorp	Common Stock, shares: 75,549	**	1,890,236
	Valley Natl Bancorp	Common Stock, shares: 160,073	**	1,869,653
	United Cmnty Bks Blairsvle Ga	Common Stock, shares: 59,185	**	1,847,756
	Kontoor Brands Inc	Common Stock, shares: 30,237	**	1,847,178
	Halozyme Therapeutics Inc	Common Stock, shares: 27,034	**	1,819,388
	ABM Industries Inc	Common Stock, shares: 42,478	**	1,796,819
	Workiva Inc	Common Stock, shares: 20,483	**	1,766,659
	SPX Technologies Inc	Common Stock, shares: 8,745	**	1,749,525
	Madden Steven Ltd	Common Stock, shares: 41,048	**	1,709,239
	ASGN Incorporated	Common Stock, shares: 34,819	**	1,677,231
	Ardelyx Inc	Common Stock, shares: 284,717	**	1,659,900
	Omnicell Inc	Common Stock, shares: 36,495	**	1,653,224
	Chefs Warehouse Inc	Common Stock, shares: 26,487	**	1,650,935
	Spire Inc	Common Stock, shares: 19,892	**	1,645,068
	Patterson Uti Energy Inc	Common Stock, shares: 268,652	**	1,641,464
	SM Energy Co	Common Stock, shares: 87,592	**	1,637,970
	Lantheus Holdings Inc	Common Stock, shares: 24,386	**	1,622,888
	Enterprise Financial Service	Common Stock, shares: 30,050	**	1,622,700
	Terreno Realty Corp	Common Stock, shares: 27,205	**	1,597,206
	Brinker International Inc	Common Stock, shares: 10,972	**	1,574,701
	Tecnoglass Inc	Common Stock, shares: 31,121	**	1,566,009
	Essential Properties Realty Tr	Common Stock, shares: 52,782	**	1,565,514

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	LXP Industrial Trust	Common Stock, shares: 30,938	**	1,533,906
	First Bancorp/Southern Pines N	Common Stock, shares: 29,885	**	1,517,859
	Liberty Oilfield Services Inc	Common Stock, shares: 81,358	**	1,501,869
	Onespaworld Holdings Ltd	Common Stock, shares: 71,962	**	1,492,492
	Neogenomics Inc	Common Stock, shares: 125,521	**	1,476,127
	Insmed Inc	Common Stock, shares: 8,250	**	1,435,830
	Agios Pharmaceuticals Inc	Common Stock, shares: 52,270	**	1,422,789
	Diamondrock Hospitality Co	Common Stock, shares: 157,714	**	1,413,117
	SPS Commerce Inc	Common Stock, shares: 15,831	**	1,411,017
	Sonic Automotive Inc	Common Stock, shares: 21,543	**	1,332,650
	BRP Group Inc	Common Stock, shares: 53,326	**	1,281,424
	Four Corners Property Trust	Common Stock, shares: 55,364	**	1,276,694
	Quaker Chem Corp	Common Stock, shares: 9,282	**	1,274,511
	Clearwater Analytics Holdings	Common Stock, shares: 51,920	**	1,252,310
	J&J Snack Foods Corp	Common Stock, shares: 13,650	**	1,233,551
	Warby Parker Inc	Common Stock, shares: 56,149	**	1,223,487
	KB Home	Common Stock, shares: 21,190	**	1,195,328
	Box Inc	Common Stock, shares: 39,833	**	1,191,405
	Phillips Edison & Co Inc	Common Stock, shares: 33,316	**	1,185,050
	Healthequity Inc	Common Stock, shares: 12,935	**	1,184,975
	International Seaways Inc	Common Stock, shares: 24,251	**	1,177,386
	Montrose Environmental Group	Common Stock, shares: 47,109	**	1,169,716
	Applied Industrial Tech Inc	Common Stock, shares: 4,553	**	1,169,074
	City Holding Co	Common Stock, shares: 9,646	**	1,149,803
	Herc Holdings Inc	Common Stock, shares: 7,720	**	1,145,494
	Worthington Industries Inc	Common Stock, shares: 21,809	**	1,124,690
	Alamo Group Inc	Common Stock, shares: 6,515	**	1,093,673
	Boise Cascade Company	Common Stock, shares: 14,762	**	1,086,483
	Yeti Holdings Inc	Common Stock, shares: 24,198	**	1,068,826
	Hamilton Lane Inc	Common Stock, shares: 7,941	**	1,066,556
	Progress Software Corp	Common Stock, shares: 24,129	**	1,036,582
	Hub Group Inc Cl A	Common Stock, shares: 23,508	**	1,001,676
	TTM Technologies Inc	Common Stock, shares: 14,203	**	980,007
	LA Z Boy Inc	Common Stock, shares: 25,695	**	957,653
	Fabrinet	Common Stock, shares: 2,008	**	914,202
	Ionq Inc	Common Stock, shares: 20,222	**	907,361
	Gulfport Energy Corp	Common Stock, shares: 4,340	**	902,677
	VSE Corp	Common Stock, shares: 4,466	**	771,591
	PJT Partners	Common Stock, shares: 4,407	**	736,850
	Yelp Inc	Common Stock, shares: 22,950	**	697,451
	First Advantage Corp	Common Stock, shares: 47,869	**	695,537
	Bloom Energy Corp	Common Stock, shares: 7,969	**	692,426
	Malibu Boats Inc A	Common Stock, shares: 24,232	**	683,585
	Northern Oil And Gas Inc	Common Stock, shares: 29,539	**	634,202
	Werner Enterprises Inc	Common Stock, shares: 20,794	**	624,028
	Plexus Corp	Common Stock, shares: 4,190	**	615,930
	Arcbest Corp	Common Stock, shares: 8,154	**	604,945

The Prudential Employee Savings Plan
Schedule of Assets (Held at End of Year)	Supplemental Information
December 31, 2025	Schedule H, line 4i

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost **	(e) Current value

	D-Wave Quantum Inc	Common Stock, shares: 22,696	**	593,500
	Calix Inc	Common Stock, shares: 10,620	**	562,117
	Kratos Defense & Security Sol	Common Stock, shares: 7,073	**	536,911
	Rigetti Computing Inc	Common Stock, shares: 23,553	**	521,699
	Perella Weinberg Partners	Common Stock, shares: 28,827	**	498,707
	Rubrik Inc	Common Stock, shares: 5,682	**	434,559
	Hinge Health Inc	Common Stock, shares: 8,220	**	381,819
	Marathon Digital Holdings Inc	Common Stock, shares: 31,842	**	285,941
	Oklo Inc	Common Stock, shares: 3,910	**	280,582
	Riot Platforms Inc	Common Stock, shares: 20,934	**	265,234
	Hims & Hers Health Inc	Common Stock, shares: 6,590	**	213,977
	Aerovironment Inc	Common Stock, shares: 777	**	187,949
	Nuscale Power Corp	Common Stock, shares: 5,535	**	78,431
		Sub-Total		2,246,488,089

	Cash and cash equivalents		**	24,964,212
	Investment payable net		**	(743,267)

		Grand Total		$11,113,820,846

*	Party-in-interest.
**	Cost is not required for participant directed investments.
***	Represents range of annual interest rates on outstanding loans.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer The Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

/s/ Joseph Machewirth

Joseph Machewirth
Chairperson of the Prudential Administrative Committee

Dated: June 18, 2026

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-75242 on Form S-8 of our report dated June 18, 2026, appearing in this Annual Report on Form 11-K of The Prudential Employee Savings Plan, for the year ended December 31, 2025.

/s/ Mitchell & Titus, LLP

New York, New York
June 18, 2026